[IBERIABANK CORPORATION LETTERHEAD]

December 28, 2010

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	IBERIABANK Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 000-25756

Dear Mr. Vaughn:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 13, 2010, regarding the above-referenced filings.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter (in bold) and have provided our responses immediately following each comment.

1.	We note your response to comment 1 included in your November 18, 2010 response letter. Please expand on your response to provide information regarding your computation of the accretable yield.

Response

The Company contracted KPMG LLP’s Economic and Valuation Services practice (“KPMG”) to provide valuation reports regarding the loan portfolios acquired in our FDIC-assisted transactions. The amount of accretable yield disclosed in the Company’s Quarterly Reports on Form 10-Q was calculated as the difference between the cash flows expected to be collected and the basis in the loans at acquisition. However, upon further review, the Company’s expected cash flows in these valuation reports did not include all estimated interest expected to be collected, and thus the accretable yield in these valuation reports was not consistent with the definition of accretable yield in SOP 03-3 (see paragraph 5 of the guidance and paragraph A2 for an example of the measurement of accretable difference).

Mr. Kevin W. Vaughn

December 28, 2010

We have since obtained additional valuation reports from KPMG which properly calculate the interest expected to be collected (and by extension the amount of accretable yield) for each of our FDIC-assisted acquisitions. These valuation reports will be used prospectively in our 2010 Annual Report on Form 10-K and future disclosures of accretable yield in Quarterly Reports on Form 10-Q. In addition, we will disclose in the 2010 Form 10-K that prior reported amounts were based on estimates and have been adjusted, and to the extent the differences are material, will include a table showing the adjusted amounts should have been at each period-end.

2.	We note your response to comment 2 included in your November 18, 2010 response letter. It appears that you corrected your March 31, 2010 presentation by moving two non-cash adjustments that do no impact on net income to other line items in your statement of cash flows. It appears that these non-cash items should not be reported in the statement of cash flows. Please revise accordingly or advise us why the items should continue to be presented in your Statements of Cash Flows and clarify in what line items in the September 30, 2010 Form 10-Q you have presented them.

Response

In Q1, we included all non-cash purchase accounting adjustments in this line item in the Consolidated Statement of Cash Flows. After we received your letter dated July 30, 2010 and analyzed your comment 12, we determined that we had included the two non-cash adjustments of loan and FDIC loss share receivable fair values (that did not affect net income) in this line. Further review of your guidance indicated the true purpose of this line and that these two items should not be reported as part of the line item listed as “Amortization of purchase accounting adjustments”.

In Q2, we removed these items from the line item listed as “Amortization of purchase accounting adjustments” and moved them to their proper locations on the Consolidated Statement of Cash Flows in the lines labeled “Other operating activities” and “Increase (Decrease) in loans receivable, net, excluding loans acquired”.

The movement of these two items in Q2 effectively removed them from presentation in the Q2 and Q3 statement of cash flows in the Q3 year-to-date numbers. As a result, there is no net effect of the non-cash balance sheet adjustments on the “Amortization of purchase accounting adjustments” line in our Q3 Statement of Cash Flows.

Mr. Kevin W. Vaughn

December 28, 2010

3.	We note your disclosure in the March 31, 2009 Form 10-Q regarding your adoption of FSP EITF No. 03-6-1 and your disclosure here related to unvested restricted stock. Please tell us in detail how you determined that dividends on unvested restricted stock were non-forfeitable. We note you disclose forfeitures of restricted stock shares in your roll forward on page 23 and we note the guidance in paragraph 7 of FSP EITF No. 03-6-1 which states that the right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right.

Response

We determined that dividends on unvested restricted stock were non-forfeitable because the holders of unvested restricted stock receive dividends paid in the form of cash and do not receive additional dividend equivalents. In addition, these cash dividends are not subject to “claw-back” or reclamation by the Company if the holders forfeit their rights to the underlying restricted shares.

In addition to our responses above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings,

•	Staff comments or changes to disclosures in response to Staff comments do no foreclose the Commission from taking any action with respect to the filing, and,

•	we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

<s> Anthony J. Restel,

Anthony J. Restel
Executive Vice President and Chief Financial Officer